Exhibit 12

CENTERPOINT ENERGY, INC. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	2014 (1)	2013 (1)	2012 (1)	2011 (1)	2010 (1)

Income before extraordinary item	$611	$311	$417	$770	$442
Equity in earnings of unconsolidated affiliates, net of distributions	(2)	(58)	8	8	13
Income taxes	274	470	341	404	263
Capitalized interest	(11)	(11)	(9)	(4)	(9)
	872	712	757	1,178	709

Fixed charges, as defined:
Interest	471	484	569	583	621
Capitalized interest	11	11	9	4	9
Interest component of rentals charged to operating expense	4	7	9	14	26
Total fixed charges	486	502	587	601	656

Earnings, as defined	$1,358	$1,214	$1,344	$1,779	$1,365

Ratio of earnings to fixed charges	2.79	2.42	2.29	2.96	2.08
________

(1)
Excluded from the computation of fixed charges for the years ended December 31, 2014, 2013, 2012, 2011, and 2010 is interest expense of $3 million, interest income of $6 million, interest income of $11 million, interest income of $12 million and interest expense of $9 million respectively, which is included in income tax expense.